SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

           Report of Foreign Private Issuer Pursuant to Rule 13a-16 or
                 15d-16 OF the Securities Exchange Act of 1934

                           For the month of March 2003

                         (Commission File No. 001-14495)

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.
             (Exact name of registrant as specified in its charter)

                     Tele Nordeste Cellular Holding Company
                  (Translation of registrant's name in English)

                     Av. Conde da Boa Vista, 800 - 2nd Floor
                               Recife, Pernambuco
                          Federative Republic of Brazil
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F  X  Form 40-F
                                      ---           ---

                (Indicate by check mark whether the registrant by
               furnishing the information contained in this form
               is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                 Yes         No  X
                                     ---        ---

                                   [TIM LOGO]           LISTED
                                                        BOVESPA
                                                        Sao Paulo Stock Exchange
                                                        COMPANY

                                                        TND
                                                        LISTED
                                                        NYSE


Contacts:

Tele Nordeste Celular Participacoes S.A.
  Walmir Urbano Kesseli
  55.81.3216.2591
  Fabiola Almeida
  55.81.3216.2813
  fabiola.almeida@timnordeste.com.br
  Polyana Maciel
  55.81.3216.2593
  polyana.maciel@timnordeste.com.br
  Leonardo Wanderley
  55.81.3216.2594
  leonardo.wanderley@timnordeste.com.br

--------------------------------------------------------------------------------
                    Tele Nordeste Celular Participacoes S.A.
   Announces adjustments to the Basic Plan tariffs for its Operating Companies
--------------------------------------------------------------------------------

Recife, February 28, 2003 - Tele Nordeste Celular Participacoes S.A. (NYSE: TND,
BOVESPA: TNEP3, TNEP4) ("Tele Nordeste Celular" or "the Company"), the holding company that controls the operating companies of the Band A cellular telecommunications services in the states of Piaui, Ceara, Rio Grande do Norte, Paraiba, Pernambuco and Alagoas, announces that the Basic Plan tariffs will be readjusted as of March 1, 2003.

The Basic Plan tariffs will be adjusted in accordance with the ANATEL Acts published on February 6, 2003. These new tariff rates will go into effect for clients as of March 1, 2003.

Provided below are tables with the ANATEL Acts, readjustment rates and the new tariffs to be charged by the Operating Companies controlled by Tele Nordeste Celular.


-----------------------------------------------------------------
      Company                                  Act Number
-----------------------------------------------------------------
Telasa Celular S.A.                              33.404
-----------------------------------------------------------------
Telpe Celular S.A.                               33.394
-----------------------------------------------------------------
Telpa Celalar S.A.                               33.396
-----------------------------------------------------------------
Telern Celular S.A.                              33.398
-----------------------------------------------------------------
Teleceara Celular S.A.                           33.402
-----------------------------------------------------------------
Telepisa Celular S.A.                            33.404
-----------------------------------------------------------------


-----------------------------------------------------------------
      Company                              Readjustment Rate (%)
-----------------------------------------------------------------
Telasa Celular S.A.                              9.99%
-----------------------------------------------------------------
Telpe Celular S.A.                               9.64%
-----------------------------------------------------------------
Telpa Celalar S.A.                               9.99%
-----------------------------------------------------------------
Telern Celular S.A.                              9.99%
-----------------------------------------------------------------
Teleceara Celular S.A.                           9.99%
-----------------------------------------------------------------
Telepisa Celular S.A.                            9.99%
-----------------------------------------------------------------


---------------------------------------------------------------------------------------------
Telasa Celular, Telpa Celular
Telern Celular, Teleceara Celular
Telepisa Celular                                             Gross Values
---------------------------------------------------------------------------------------------
Basic Plan                                 Current Tariff (R$)       New Tariff (R$)
---------------------------------------------------------------------------------------------
                                         Normal      Reduced     Normal       Reduced
---------------------------------------------------------------------------------------------
Subscription                                   19.39                     22.28
---------------------------------------------------------------------------------------------
VC1 and VC2 - Mobile to Fixed             0.46        0.32        0.51         0.36
---------------------------------------------------------------------------------------------
VC1 and VC2 - Mobile to Mobile            0.63        0.44        0.66         0.46
---------------------------------------------------------------------------------------------
VC3                                       1.18        0.82        1.19         0.83
---------------------------------------------------------------------------------------------
DSL1                                      0.40        0.28        0.40         0.28
---------------------------------------------------------------------------------------------
DSL2                                      0.63        0.44        0.66         0.46
---------------------------------------------------------------------------------------------
AD                                               0.50                    0.52
---------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------
Telpe Celular S.A.                                           Gross Values
---------------------------------------------------------------------------------------------
Basic Plan                                 Current Tariff (R$)       New Tariff (R$)
---------------------------------------------------------------------------------------------
                                          Normal      Reduced     Normal       Reduced
---------------------------------------------------------------------------------------------
Subscription                                   20.25                            23.26
---------------------------------------------------------------------------------------------
VC1 and VC2 - Mobile to Fixed             0.49        0.34        0.54         0.37
---------------------------------------------------------------------------------------------
VC1 and VC2 - Mobile to Mobile            0.66        0.46        0.69         0.48
---------------------------------------------------------------------------------------------
VC3                                       1.24        0.86        1.25         0.87
---------------------------------------------------------------------------------------------
DSL1                                      0.41        0.29        0.41         0.29
---------------------------------------------------------------------------------------------
DSL2                                      0.66        0.49        0.69         0.48
---------------------------------------------------------------------------------------------
AD                                               0.52                    0.55
---------------------------------------------------------------------------------------------


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


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        TELE NORDESTE CELULAR PARTICIPACOES S.A.


Date: March 5, 2003

                                        By   /s/ WALMIR URBANO KESSELI
                                             -------------------------
                                             Name: Walmir Urbano Kesseli
                                             Title: Chief Financial Officer